

Mail Stop 3561

March 24, 2009

Mr. Michael Goldberg
IDO Security, Inc.
17 State Street
New York, NY 10004

Re: IDO Security, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-KSB/A1 for Fiscal Year Ended December 31, 2007
Filed January 30, 2009
Response Letter dated January 30, 2009
File No. 000-51170

Dear Mr. Goldberg:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10KSB for Fiscal Year Ended December 31, 2008, filed January 30, 2009

Controls and Procedures, pages 19-20

1. We note you have not concluded whether internal controls over financial reporting are effective. In the disclosure on page 20, you refer repeatedly to disclosure controls and procedures instead if internal controls over financial reporting. Please confirm that you will provide the information required by paragraphs (1) and (3) of Item 308(T)(a) of Regulation S-K in future filings.

Financial Statements

2. Refer to prior comment 3. Note that the pre-acquisition stub period financial statements of the predecessor, i.e. the period from January 1, 2007 to March 7, 2007, must be audited. Please confirm that you will audit this period when it is presented in the 2008 Form 10-K.

Form of Filing

3. Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also, refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.   Please comply with the requirements of Article 8 of Regulation S-X in future filings.

Other Exchange Act Filings

4. We note your response to prior comment 8. In your response you indicate that you will file an 8-K/A to include an audit report covering the 2005 financial statements. Please advise us of the current status of filing the amendment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services